

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2024

Edward McGee
Chief Financial Officer
Grayscale Ethereum Trust (ETH)
c/o Grayscale Investments, LLC
290 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

Re: Grayscale Ethereum Trust (ETH)
Amendment No. 1 to Registration Statement on Form S-3
Filed May 30, 2024
File No. 333-278880

Dear Edward McGee:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

General

1. Please revise your disclosure in this registration statement and future Exchange Act reports to address the following points:
   • Expand your disclosure in the subsection headed "Overview of the ETH Industry and Market" beginning on page 6 of your annual report on Form 10-K to include a discussion of the spot Ether markets and Ether futures markets.
   • Revise to clarify whether the Sponsor has a license agreement with the Secondary Index Provider to use the Secondary Index.
   • Revise the subsection headed "Government Oversight" beginning on page 16 of your annual report on Form 10-K to include a discussion of the regulation of Ether futures and government oversight.

Cover Page

2.	Please revise your cover page to disclose that you are registering an indeterminate number of Shares.

3.	Please revise your cover page to disclose that the Trust is not registered and subject to regulation under the 1940 Act and add a cross-reference to the related risk factor on page 65 of your annual report on Form 10-K.

Prospectus Summary, page 1

4.	Please revise the summary to discuss the prohibition on Staking and the related consequences discussed on page 27, including disclosure that the inability of the Trust to participate in Staking and receive such rewards could place the Shares at a comparative disadvantage relative to an investment in Ether directly or through a vehicle that is not subject to such a prohibition, which could negatively affect the value of the Shares.

Risk Factors, page 18

5.	Please add a separately-captioned risk factor addressing the risk that validators may suffer losses due to Staking, or Staking may prove unattractive to validators, which could make the Ethereum network less attractive. Include a discussion of the types of sanctions the Ethereum network may impose for validator misbehavior or inactivity.

6.	Please update your risk factor titled "If a malicious actor or botnet obtains control of more than 50% of the validating power on the Ethereum Network..." on page 53 of the Form 10-K to discuss in greater detail the risk that the Ethereum blockchain may be vulnerable to attacks to the extent that there is concentration in the ownership and/or Staking of Ether and specifically explain how this risk varies by level of concentration (i.e., 33% vs. 50% vs. 66% of total staked Ether). Explain how the value of Ether and the value of the Shares may be impacted by an attack.

7.	Please also add a risk factor addressing that at times, there has been a single entity that has reportedly controlled around or in excess of 33% of the total staked Ether on the Ethereum network, which poses centralization concerns and could permit the entity to attempt to interfere with transaction finality or block confirmations. Address the concern that if such an entity, or a bad actor with a similar sized stake, were to attempt to interfere with transaction finality or block confirmations, it could negatively affect the use and adoption of the Ethereum network, the value of Ether, and thus the value of the Shares.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Crypto Assets

cc: Dan Gibbons